[Letterhead of Baker & McKenzie LLP]

VIA EDGAR

January 3, 2012

Kevin Woody
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:   Redwood Mortgage Investors VIII,
     Form 10-K filed April 14, 2011
  File No. 000-27816

Dear Mr. Woody:

We represent Redwood Mortgage Investors VIII, a California Limited Partnership (the “Partnership”).  This letter is in reference to the comment letter, dated December 16, 2011, from the staff of the Securities and Exchange Commission, related to the above filing.

The Partnership would like additional time to respond to this comment letter and consequently the Partnership plans to send its response by or before January 13, 2012.  Please contact me if this schedule is in any way a problem.

Sincerely,

/s/ Stephen J. Schrader

Stephen J. Schrader

SJS/jle